SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

Appalachian Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

037675105

(CUSIP Number)

Charles A. Edmondson

Appalachian Bancshares, Inc.

822 Industrial Boulevard

Ellijay, Georgia 30540

(706) 276-8000

Copies to:

Lyn G. Schroeder, Esq.

Bryan Cave LLP

1201 W. Peachtree Street NW

14th Floor

Atlanta, GA 30309

Telephone: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 037675105	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Charles A. Edmondson n/a
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,390,042 Shares (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,390,042 Shares (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,390,042 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.16%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 857,142 shares pledged.

CUSIP No. 037675105	13D/A	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This amendment number 1 relates to shares of common stock, par value $.01 per share (“Common Stock”), of Appalachian Bancshares, Inc., a Georgia corporation (the “Company”), and is being filed on behalf of Mr. Charles A. Edmondson. The principal executive offices are located at 822 Industrial Boulevard, Ellijay, Georgia 30540, and its telephone number is (706) 276-8000. Information reported in the original filing remains effective, except to the extent that it is amended, restated, supplemented or superseded by information in this Schedule 13D/A.

Item 2.	Identity and Background.

(a)	The name of the person filing this Schedule 13D/A is Charles A. Edmondson (the “Reporting Person”).

(b)	The Reporting Person’s business address is 822 Industrial Boulevard, Ellijay, Georgia 30540.

(c)	The Reporting Person serves as Director of Appalachian Bancshares, Inc. and Appalachian Community Bank.

(d) – (e): During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person has acquired the Common Stock through agreements executed by and between the Company and the reporting person. As previously reported on the initial Schedule 13D filed on November 9, 2009, the Company issued 857,142 shares of the Company’s Common Stock to the Reporting Person on October 28, 2009 in exchange for $428,571 aggregate principal amount of Appalachian Community Bank Fixed Rate Subordinated Notes, due September 30, 2015. On December 30, 2009, the Company issued 400,000 shares of the Company Common Stock to the Reporting Person in exchange for $200,000 aggregate principal amount of Appalachian Community Bank Fixed Rate Subordinated Notes, due September 30, 2015.

CUSIP No. 037675105	13D/A	Page 4 of 5 Pages

Item 4.	Purpose of Transaction.

(a)	– (j): The Reporting Person has acquired the Common Stock for personal investment purposes and to support the business efforts of the Company. Except as noted in this Schedule 13D/A, and previously noted in the initial Schedule 13D filed on November 9, 2009, the Reporting Person has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D/A. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, and will report material changes to the information on this Schedule 13D to the extent such circumstances warrant.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 1,390,042 shares of Common Stock, representing approximately 10.16% of the total outstanding shares of Common Stock as of the date of this report.

(b)	The Reporting person has sole voting and dispositive power with respect to 1,390,042 shares of Common Stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As previously noted in the initial Schedule 13D filed on November 9, 2009, there is a secured promissory note in regard to a loan made between the Reporting Person and Community Bank of Pickens County whereby the Reporting Person has the rights to 857,142 shares of Common Stock currently held by Community Bank of Pickens County and pledged as collateral for a loan. Pursuant to the terms of the loan agreement, when the loan becomes due, the Reporting Person may take ownership of the shares of Common Stock in full and final settlement of the loan agreement.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

CUSIP No. 037675105	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2010	CHARLES A. EDMONDSON

/S/ CHARLES A. EDMONDSON